SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 —— TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com September 13, 2021	FIRM/AFFILIATE OFFICES ———
BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WILMINGTON ——— BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grab Holdings Limited

Registration Statement on Form F-4

Filed August 2, 2021

File No. 333-258349

Dear Ms. Bagley and Ms. Jaskot:

On behalf of Grab Holdings Limited (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 1, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed with the Commission on August 2, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”) through EDGAR.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

September 13, 2021

Cover Page

1.

We note your disclosure that it is expected that Mr. Tan will hold approximately 66.11% of the total voting power of all issued and outstanding GHL Ordinary Shares voting together as a single class immediately following the consummation of the Business Combination, based on certain assumptions. We also note your disclosure on page 14 that “Mr. Tan, by virtue of his holding approximately 66.11% of that total voting power, will effectively have the ability to elect the entire GHL board of directors.” Please amend the disclosure on your cover page to describe the extent to which Mr. Tan will have the ability to control matters requiring shareholder approval, including the election of directors and the amendment of organizational documents.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

2.

Please revise here and in the Letter to Shareholders to state the economic and voting interests that will be held by the AGC public shareholders, the Grab shareholders (excluding the Key Executives), the PIPE investors, the Sponsor, and the Key Executives following completion of the business combination. Please include total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including any forward purchase securities and the total potential securities that could be issued pursuant to the backstop agreement. Please also clarify which parties are included in the categories of “Sponsor and Certain AGC Directors” and “Sponsor Related Parties,” as described on page 13. We also note that the ownership interests assume that all remaining Grab Options are exercised for cash, all outstanding Grab RSUs vest, and all remaining Grab Ordinary Shares available for grant under the Grab 2018 Plan are granted to employees other than the Key Executives, in each case prior to the completion of the business combination. Please tell us the likelihood that these events will occur prior to the completion of the business combination. If you are unsure that such events will occur, please also present ownership interests without such assumptions. Please also revise the diagram on page 137 to separately present the ownership interest for each category of holders.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1 and in the letter to shareholders except that as to the Staff’s comment regarding the likelihood that all remaining Grab Options are exercised for cash, all outstanding Grab RSUs vest, and all remaining Grab Ordinary Shares available for grant under the Grab 2018 Plan are granted to employees other than the Key Executives, in each case prior to the completion of the business combination. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is not possible to predict the likelihood of the exercise of Grab Options and future grants under the Grab 2018 Plan, while the vesting of outstanding Grab RSUs prior to completion will be immaterial. Nonetheless, in order to provide additional guidance, the Company has included additional disclosure on the cover page of Amendment No. 1 and in the letter to shareholders. The additional disclosure shows the ownership interests of the same persons under all the same assumptions, except that instead of assuming that all Grab Options are exercised, all Grab RSUs vest and all remaining shares under the Grab 2018 Plan are awarded, it is assumed that no Grab Options are exercised, no Grab RSU’s vest and no awards are made under the Grab 2018 Plan. This alternative disclosure allows the readers to see the maximum and minimum impact on ownership of this set of compensatory equity occurrences. Further, the Company respectfully advises the Staff that there are no present commitments or intentions to issue any material amount of awards under the Grab 2018 Plan prior to the closing of the Business Combination.

U.S. Securities and Exchange Commission

September 13, 2021

3.

Please amend your disclosure to indicate the number of shares of GHL Class A Ordinary Shares that will be issued for each Grab ordinary share and Grab preferred share. Please also disclose the number and value of shares that will comprise the Acquisition Merger Consideration, the Initial Merger Consideration, and the Shareholder Merger Consideration.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1 and in the letter to shareholders.

Industry and Market Data, page 2

4.

We note your disclosure that Grab commissioned a survey conducted by The Nielsen Company (Malaysia) Sdn Bhd (“NielsenIQ”). Please file the consent of NielsenIQ as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Rule 436 and Section 7 of the Securities Act.

In response to the Staff’s comment, the Company has included the consent of NielsenIQ as exhibit 23.11 to Amendment No. 1.

What interests do AGC’s Directors and Officers have in the Business Combination?, page 16

5.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 19, 43, 97 and 167 of Amendment No. 1.

Summary of the Proxy Statement/Prospectus, page 25

6.	Please provide in your prospectus summary an organizational diagram of the transactions that will be completed in connection with your business combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 36 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

7.

Please provide a breakdown of the contribution to total revenue for each country in which you operate, to the extent material, for each of the last three financial years. Please include this information throughout the prospectus, as appropriate, so that holders can better understand the significance of your operations and risks you present throughout and the potential of such risks to materially impact your business and financial condition.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 315 of Amendment No. 1 to provide a breakdown of total revenues by geographic market in accordance with Item 4.B.2 of Form 20-F. The Company respectfully advises the Staff that its geographic markets are Singapore, Malaysia, Vietnam and the Rest of Southeast Asia. This determination of geographic markets is based on the material positive contributions by country in 2020 (the Company also notes that the contributions in 2019 are generally negative across the countries).

8.

Please disclose here, and elsewhere as appropriate throughout the prospectus, the contribution to revenue for each of your segments so that shareholders have context for the discussion of your business and risks to your business.

In response to the Staff’s comment, the Company has revised the disclosure on pages 231, 306, 307, 312 and 315 of Amendment No. 1.

The Parties to the Business Combination

Grab, page 26

9.

Please briefly define “TPV.” Please also clearly and prominently disclose in this section, as you do in your risk factor on page 69, that Grab is a platform business, and Grab does not provide the services offered through its platform itself.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 28 of Amendment No. 1.

10.

We note your disclosure on page 81 that “The laws and regulations in many markets in Southeast Asia, including Thailand, Vietnam, Philippines and Indonesia where Grab conducts its business, place restrictions on foreign investment in, control over, management of, ownership of and ability to obtain licenses for entities engaged in a number of business activities.” Please disclose clearly in this section that Grab uses a structure that involves contractual agreements with operating companies and business partners in certain of your geographic markets to comply with restrictions on foreign investments, and what that entails. Please provide a diagram of Grab’s corporate structure, including clear disclosure of the equity ownership interests of each entity through which it controls operating companies. Please clearly identify all material contracts and arrangements through which Grab purports to obtain economic rights and exercise control that results in consolidation of the operations and financial results into its financial statements. Identify clearly the entity in which investors are receiving their interest and the entity(ies) through which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that, if true, the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties, if any, regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with its operating companies, and the challenges the company may face enforcing these contractual agreements due to uncertainties under relevant laws and jurisdictional limits. Please include similar disclosure in your structure diagram on page 257, and increase the font size so that the diagram is readable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 33, 34, 35, 280, 281, 282 and 283 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

Redemption Rights, page 33

11.

We note your disclosure that “[h]olders of AGC Units must elect to separate the AGC Units into the underlying shares and warrants prior to exercising redemption rights with respect to the shares,” and “[i]f a public AGC shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares.” Please amend your disclosure to clarify whether public AGC shareholders who redeem their shares will continue to hold warrants, and if so, how the warrants will be treated in the Initial Merger and the Acquisition Merger.

In response to the Staff’s comment, the Company has revised the disclosure in the letter to shareholders and on pages 23 and 42 of Amendment No. 1.

Risk Factors, page 44

12.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of Amendment No. 1.

“Grab faces intense competition . . .”, page 45

13.

We note your discussion of non-competition agreements with Uber Technologies and Didi Chuxing Technology, including that the agreement with Didi will expire upon closing of the Business Combination. Please disclose the anticipated potential impact of such expiration on your business and operations in Southeast Asia. Please also file your agreements with Uber and Didi, or tell us why you do not believe you are required to do so.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 1. The Company respectfully advises the Staff that it does not believe that any of its agreements with Uber Technologies and Didi Chuxing Technology are material to the Company and the Company is not substantially dependent on such agreements. As disclosed on page 55 of Amendment No. 1, the non-competition arrangement with Didi Chuxing Technology was suspended in April 2021 and will formally expire upon the closing of the Business Combination. With respect to Uber Technologies, the Company considers the term and geographical scope of the non-competition provision to be the only term from its non-competition arrangements with Uber Technologies that would be material to shareholders and investors and the expiration of the non-competition period is already disclosed on page 55 of Amendment No. 1. Taking into account the foregoing, the Company respectfully submits that it is not required to file the non-competition agreements with Uber Technologies and Didi Chuxing Technology.

U.S. Securities and Exchange Commission

September 13, 2021

“Grab’s business is subject to numerous legal and regulatory risks . . .”, page 47

14.

Please revise to identify any specific license, permit, approval, regulation, requirement or proposal where there is a known material risk that Grab may not be in compliance now or in the future (whether due to current non-compliance or proposals to current requirements) and where the non-compliance could have a material impact on your financial condition and results of operations. Your disclosure includes some examples, such as the requirement under Indonesian law that driver-partners are required to join a licensed car rental company prior to driving for mobility platforms, but the impact of potential non-compliance, and whether these are the material regulatory risks to your company, is unclear. Please also disclose whether Grab is dependent on any particular government incentive(s) such that the elimination of that incentive would have a material impact on its business. If so, please describe the specific incentive and quantify the potential impact of the loss of such an incentive.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, except as disclosed, it believes it is in material compliance with the relevant licenses, permits, approvals, regulations, requirements or proposals and there is not currently a known material risk of noncompliance. With respect to the referenced requirement under Indonesian law that driver-partners are required to join a licensed car rental company prior to driving for mobility platforms, the Company has determined it is no longer a material risk to the Company and has revised the risk factor on page 58 of Amendment No. 1 to remove reference to this risk. Furthermore, the Company respectfully advises the Staff that the Company is not dependent on any particular government incentive such that the elimination of that incentive would have a material impact on its business.

“Grab is subject to various laws with regard to anti-corruption, anti-bribery . . .”, page 53

15.

We note your disclosure that “Grab’s audit and risk committee led an investigation into potential violations of certain anti-corruption laws related to its operations in one of the countries in which it operates and has voluntarily self-reported the potential violations to the U.S. Department of Justice. This country represents one of Grab’s top six markets, as measured by revenues in 2020.” Please identify the country, and quantify this market’s contribution to your revenues in 2020. Please also disclose whether the company is aware of any contemplated or pending investigations or litigation related to the potential violations that may have a material impact on the company.

The Company respectfully submits that it believes identifying the country would not be material to investors and could subject non-culpable persons to unwarranted prejudice from alleged participants in the potential violations. In response to the Staff’s comment, the Company has noted on page 62 of Amendment No. 1 that the relevant country did not represent a material percentage of its revenue in 2020. The Company has revised the disclosure on pages 62 and 63 of Amendment No. 1 to state that, while no conclusion can be drawn at this time as to the likely outcome of the U.S. Department of Justice matter, it is not aware of any other contemplated or pending investigations or litigation related to the potential violations that may have a material impact on the Company. The Company can also confirm for the Staff that it has completed the implementation of the remedial measures recommended by counsel as a result of the Company’s audit committee directed investigation.

U.S. Securities and Exchange Commission

September 13, 2021

“Grab’s financial services business . . .”, page 58

16.

You note that Grab’s “PayLater” option has been subject to increasing regulatory scrutiny in certain markets. To the extent such scrutiny could have a material impact on your business, please disclose the details of such scrutiny, the applicable markets, and the possible material risks to the company.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1.

“Grab is subject to risks associated with strategic alliances . . .”, page 60

17.

Please provide additional detail, to the extent possible, so that investors can better understand the significance of the risks presented. For example, please disclose the percentage of OVO’s growth and payments volume that is due to the promotion of strategic investors in OVO providing OVO as a payment option on their platform, and OVO’s contribution to the overall revenues of the company, so that investors are aware of the potential material impact if such strategic investors decide not to provide OVO as a payment option. Please also file the strategic alliance and partnership agreements referenced in this risk factor, or tell us why you believe you are not required to do so.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of Amendment No. 1. The Company further respectfully advises the Staff that, as OVO represented less than 3% and (6)% of the Company’s total revenue in the six months ended June 30, 2021 and the year ended December 31, 2020, respectively, and OVO only operates in the financial services segment of the Company’s business in a single country (and not in the deliveries or mobility segments), the Company does not believe the strategic alliance and partnership agreements referenced in the risk factor are material to the Company and the Company is not substantially dependent on such agreements.

U.S. Securities and Exchange Commission

September 13, 2021

“Grab’s entry into digital banking in Singapore . . .”, page 62

18.

You disclose that “according to MAS’s eligibility criteria, among other requirements, holders of the digital full bank licenses will need S$1.5 billion (approximately $1.1 billion) in minimum paid-up capital as well as additional capital to accommodate certain losses as determined by MAS, requiring Grab and its joint venture partner to make capital contributions to the Digital Banking JV.” Please clarify potential sources of funding for Grab and its joint venture partner to meet this requirement.

The Company respectfully acknowledges the Staff’s comment and clarifies that the funding requirement for the digital full bank license in Singapore will be staggered over the first six years after the issuance of the digital full bank license by the Monetary Authority of Singapore to the Digital Banking JV. The Company plans to satisfy its initial payment obligations through its cash on hand and believes both it and its joint venture partner, Singtel, each have sufficient cash resources to satisfy their respective obligations when due. Such funding has been budgeted for, and both parties have demonstrated to the Monetary Authority of Singapore that they control sufficient corporate funds to meet their respective funding obligations. The Company has also revised the disclosure on page 71 of Amendment No. 1 in light of the Staff’s comment.

19.

Please file your joint venture agreement with Singtel as an exhibit to your registration statement or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K and Item 8 of Form F-1.

The Company respectfully advises the Staff that the Digital Banking JV is currently in the licensing stage and has no revenue generating operations. Furthermore, the Company’s revenue projections contained on pages 163 and 166 of Amendment No. 1 do not assume any revenue generation by the Digital Banking JV. As a result, the Company respectfully advises the Staff that it does not believe that its joint venture agreement with Singtel is material to the Company and the Company is not substantially dependent on such agreement. Furthermore, on page 71 of Amendment No. 1, the Company has described certain key terms related to the Digital Banking JV, including the S$1.5 billion (approximately $1.1 billion) in minimum paid-up capital as well as provision for retained losses (resulting in a total commitment by the Company and Singtel of S$1.93 billion or approximately $1.44 billion), the Company’s potential indemnification requirements and the risks resulting from Singtel’s put and call options. As a result, the Company respectfully submits that such joint venture agreement is not required to be filed.

U.S. Securities and Exchange Commission

September 13, 2021

“Grab may be blocked from, or limited in . . .”, page 63

20.

We note your disclosure that “Grab may also proceed with business activities on a risk-weighted assumption that certain laws and regulations are invalid or inapplicable, which may not be the case.” Please provide additional detail regarding Grab’s process for analyzing the risks related to its assumptions that certain laws and regulations are invalid or inapplicable, including additional detail regarding how Grab weighs the risks and comes to the conclusions that these laws do not apply to its business activities. As a related matter, you disclose that “There may have been instances where Grab was not in compliance with applicable laws and regulations or did not have all required licenses, permits and approvals needed to conduct the relevant business.” Please disclose whether Grab expects to continue conducting its operations in the same manner when expanding into new markets. Please also address whether the company believes that the examples discussed in this risk factor, or any other known related risks, could result in a material impact the company’s overall results of operations and financial condition.

The Company respectfully acknowledges the Staff’s comments and notes that with respect to process, the Company has a cross-functional team, which includes representatives from the Company’s governance, risk and compliance, legal, public affairs and public relations teams, that engages in considering such issues and making decisions that are consistent with its corporate culture (which includes sustainable growth and a strong focus on compliance) and common sense. The Company also, as part of its decision-making process, typically seeks advice from local law firms with expertise on local regulatory considerations. The Company has also added relevant disclosure on page 72 of Amendment No. 1 to clarify such decision making process of the Company. Furthermore, the Company does not seek to pursue business opportunities that are illegal or expose the Company or its personnel to the risk of fines or imprisonment, or that would result in breach of the Company’s published policies regarding internal controls, anti-bribery and corruption and conflicts of interests, among other things. Except as otherwise disclosed already, the Company does not believe that examples discussed in the risk factor could result in a material impact to the Company’s overall results of operations and financial condition.

“The proper uninterrupted functioning of Grab’s highly complex technology . . ..”, page 64

21.

We note your disclosure that “Grab’s operations may also rely on virtual private network access in certain jurisdictions, such as China, where Grab has research and development operations.” If material to your business, please briefly describe any laws, regulations, or other government intervention that could impact your access to your virtual private network in China.

The Company respectfully acknowledges the Staff’s comment and clarifies that it only has limited research and development operations in China and does not have customer revenue generating operations in China. As a result, the Company respectfully submits that the Registration Statement currently discloses the material risks the Company faces with respect to operating in China.

U.S. Securities and Exchange Commission

September 13, 2021

“Changes in, or failure to comply with, competition laws could adversely affect Grab.”, page 69

22.

We note your disclosure that “[p]ursuant to the proposed decision, MyCC proposed a fine of approximately RM86.8 million (approximately $21 million) and a daily fine of RM15,000 (approximately $3,600) for each day Grab fails to take the remedial actions as directed by MyCC. Grab submitted its written representation to MyCC in December 2019 and made its oral representation to MyCC in October 2020, challenging MyCC’s proposed decision on several grounds.” Please clarify whether the elapsed time for purposes of calculating the per day fine for Grab’s failure to take the remedial actions was stayed pending Grab’s appeal.

In response to the Staff’s comment, the Company has revised the applicable risk factor on page 79 of Amendment No. 1 to clarify that the penalty is imposed in the event of a failure to comply with the interim directions (the “Proposed Decision Directions”). The Company believes it has complied with the Proposed Decision Directions and should not be subject to the daily fines of RM15,000.

23.

You disclose that “Grab’s pricing model, including dynamic pricing, could be challenged or limited in emergencies and capped in certain jurisdictions.” Disclose whether the COVID-19 pandemic resulted in any caps on pricing for any of its businesses, if so, how the same impacted Grab’s operations, and whether and to what extent COVID-19-related caps remain in place in any of the jurisdictions in which Grab operates.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of Amendment No. 1 to state that the COVID-19 pandemic has not resulted in any regulatory caps on pricing for any of the Company’s businesses.

“Industry data, forecasts and estimates, including the Projections . . .”, page 76

24.

Please remove the statement that the forecasts may be inaccurate and should not be relied upon, as it is inappropriate to disclaim responsibility for disclosure appearing in the proxy statement/prospectus. Please also clarify what you mean that the Projections are “not necessarily reflective of the published guidelines of the SEC regarding projections” or the guidelines established by the AICPA. Please make similar revisions in your disclosure on page 149.

In response to the Staff’s comment, the Company has revised the applicable risk factor on page 86 of Amendment No. 1 and the disclosure on page 162 of Amendment No. 1.

“Grab may be affected by governmental economic and trade sanctions . . .”, page 79

25.

To provide investors with additional context regarding the impact of the economic and trade sanctions laws and regulations that apply to Myanmar, please disclose the percentage of your total revenue derived from this geographic market.

In response to the Staff’s comment, the Company has revised the applicable risk factor on page 89 of Amendment No. 1. The Company respectfully advises the Staff that its revenue from Myanmar was less than 1% of its total revenue in each of 2020 and the first half of 2021.

U.S. Securities and Exchange Commission

September 13, 2021

Risks Relating to Grab’s Corporate Structure and Doing Business in Southeast Asia “In certain jurisdictions, Grab is subject to restrictions on foreign ownership.”, page 81

26.

Please disclose any specific material risks to the operating structures in each of Thailand, Vietnam, Philippines, and Indonesia that could result in violations of the foreign ownership restrictions in these regions and/or would result in Grab no longer controlling the operating entities. As one example, we note your disclosure that “[p]ursuant to the organizational documents of Thai Entity 2, Grabs rights, which include the quorum for a shareholders meeting requiring Grab’s attendance and all shareholder resolutions requiring Grab’s affirmative vote, enable Grab to control its Thai operating entities and consolidate the financial results of these operating entities in its financial statements in accordance with IFRS.” Please disclose whether there are any circumstances under which the organizational documents of Thai Entity 2 could be amended to remove the provisions enabling Grab to control its Thai operating entities. Please also file the contractual arrangements and governing documents that provide Grab with control over such operating entities as exhibits to the registration statement, or tell us why you believe you are not required to do so.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes its disclosure on pages 90, 91, 92 and 93 adequately describes the specific material risks that could result in violations of the foreign ownership restrictions in these countries and/or would result in Grab no longer controlling its operating entities in such countries. The Company respectfully advises the Staff that there are no circumstances in which the organizational documents of Thai Entity 2 could be amended without its consent to remove the provisions enabling Grab to control its Thai operating entities.

With respect to the Staff’s request to file contractual arrangements and governing documents relating to certain entities, the Company respectfully advises the Staff that it is not the case that all of the Company’s business activities in a given country are subject to foreign ownership restrictions, as in Indonesia, the Philippines and Vietnam only certain activities are subject to foreign ownership restrictions. Specifically, in Vietnam, only the Company’s four-wheeled mobility business is subject to foreign ownership restrictions; in the Philippines, only the Company’s deliveries (GrabExpress Inc.) and mobility businesses (MYTAXI.PH, Inc.) are subject to foreign ownership restrictions; and in Indonesia, only point-to-point delivery and e-money business activities are subject to foreign ownership restrictions. In addition, unlike certain structures used by companies operating in China that list in the United States, the Company holds substantial direct and indirect equity interests in the relevant operating entities and accordingly does not rely solely on contractual arrangements in respect of its rights. The Company has also revised the disclosure on pages 32, 33, 34, 35, 280, 281, 282 and 283 of Amendment No. 1 to include greater detail regarding the types of contractual arrangements and governing documents that Grab enters into with such operating entities to create and secure control over them. Based on the foregoing, the Company respectfully advises that the Staff that it believes it has disclosed all information that is material to an investor relating to its control over such operating entities, and does not believe that the referenced agreements and governing documents are material or otherwise required to be filed as exhibits to the Registration Statement.

U.S. Securities and Exchange Commission

September 13, 2021

27.

You note that new regulations in Indonesia may prevent Grab from continuing to recognize OVO as a consolidated entity in Grab’s financial statements. Please quantify the impact, to the extent material, if you are unable to recognize OVO as a consolidated entity or if the Bank of Indonesia withholds the conversion of the OVO’s e-money license.

The Company respectfully advises the Staff that it does not believe the inability to consolidate OVO would have a material impact on the Company. OVO represented less than 3% and (6)% of the Company’s total revenue in the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. Furthermore, OVO only operates in the financial services segment of the Company’s business in a single country (and not in the deliveries or mobility segments). In response to the Staff’s comment regarding the conversion of OVO’s e-money license, the Company has removed the risk regarding the conversion of OVO’s e-money license as Bank Indonesia has provided the new e-money license to OVO (under the new legal regime) in August 2021.

“Grab could face uncertain tax liabilities in various jurisdictions . . .”, page 86

28.

We note your disclosure that “in March 2021, as part of a routine tax audit in Indonesia which commenced in September 2020, the tax authority requested for information with respect to Grab’s position on certain withholding tax matters relating to transactions in fiscal year 2018. Depending on the outcome of this tax audit, Grab could be subject to tax liabilities material to its financial position.” Please disclose the amount of material tax liability Grab could be subject to, if estimable.

The Company respectfully acknowledges the Staff’s comment and clarifies that it has not received a formal assessment from the relevant Indonesian authorities, and, as a result, a reasonable estimate of the amount of tax liability is not yet available. The Company has also revised the disclosure on page 96 of Amendment No. 1 in light of the Staff’s comment.

“The Business Combination may be completed even though . . .”, page 95

29.	Please disclose the matters that are contained in Section 1.1 of the Grab Disclosure Letter.

In response to the Staff’s comment, the Company has revised the disclosure on pages 106 and 134 of Amendment No. 1.

Risks Relating to GHL

“GHL will issue GHL Class A Ordinary Shares . . .”, page 99

30.

You disclose that “certain strategic partners of Grab have the right to swap the shares they hold in Grab subsidiaries for GHL Class A Ordinary Shares.” Please disclose the estimated percentage of GHL shares that each these respective entities would hold if they swapped their shares immediately upon closing of the business combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of Amendment No. 1.

31.	Please revise to disclose the dilutive impact on Class A shareholders that may result from mandatory conversion of Class B shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

The Business Combination Proposal

The Business Combination Agreement

Representations and Warranties, page 123

32.	Please expand your disclosure to describe the specific material representations and warranties of Grab, AGC, GHL, AGC Merger Sub and Grab Merger Sub.

In response to the Staff’s comment, the Company has added disclosure on pages 133 and 134 of Amendment No. 1 to describe the specific material representations and warranties of the parties to the Business Combination Agreement.

Grab Voting, Support and Lock-Up Agreements, page 135

33.	Please disclose the Grab shareholders who entered into the voting support and lock-up agreements.

In response to the Staff’s comment, the Company has added the list of shareholders who entered into the voting, support and lock-up agreements on pages 145 and 146 of Amendment No. 1.

Charter Documents of GHL Following the Business Combination, page 137

34.

We note your disclosure that “[p]ursuant to the Business Combination Agreement, upon the Closing of the Business Combination, GHL’s memorandum and articles of association shall be amended.” We also note your disclosure beginning on page 361 describing the differences in shareholder rights resulting from the differences between the respective governing documents of AGC and GHL. Please amend your disclosure to include separate proposals allowing AGC shareholders to vote on material differences between the AGC charter and the revised GHL charter. Alternatively, tell us why you do not believe you are required to give AGC shareholders the opportunity to vote on material changes to the rights of AGC shareholders.

In response to the Staff’s comment, the Company has revised its disclosure in the letter to shareholders, the notice of extraordinary general meeting, and on pages 12, 13, 174 and 175 of Amendment No. 1.

Background of the Business Combination, page 138

35.

Please revise your disclosure in this section to include negotiations relating to material terms of the transaction and ancillary documents, including, but not limited to, the dual-class structure of GHL and the number of votes per Class B Ordinary Shares; the reasons underlying the Shareholder Deed requiring all Class B holders to give voting control to Mr. Tan; the minimum proceeds to GHL from the PIPE Investment, Forward Purchase Agreements, and the Sponsor Subscription Agreement; resale restrictions, such as those discussed on page 101; historical financials of Grab, financial projections and any discussions relating to the assumptions underlying such projections; corporate governance of the combined company; director nomination rights; and other material terms of the business combination. In your revised disclosure, please list each person present at the meeting. Please do not simply list the topic(s) discussed, but explain the reasons for, and significance of, such discussions and terms, what in particular was discussed, each party’s position on such issues and, how you reached agreement on the final terms.

In response to the Staff’s comment, the Company has revised the disclosure on pages 152, 153 and 154 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

36.

You disclose that “As of February 24, 2021, Grab received bids from four potential business combination counterparties (including AGC), in response to the form of letter of intent circulated by Evercore on February 18.” Please amend your disclosure to discuss the other potential business combination counterparties, including how the consideration of these potential business combination counterparties progressed and the reasons why Grab determined that ACG would be the acquirer.

In response to the Staff’s comment, the Company has revised the disclosure on pages 151 and 152 of Amendment No. 1.

37.

Your disclosure states that AGC was contacted by, and contacted, “numerous” individuals and entities with ideas for business combination opportunities. Please disclose the approximate number of targets AGC considered, the general nature of the business of those targets, the extent of the engagements with other potential targets. Please amend your disclosure to clarify why the discussions with the other “potential counterparty” referenced on page 139 did not ultimately lead to a transaction, and why you believed that Grab was the most attractive target.

In response to the Staff’s comment, the Company has revised its disclosure on pages 149 and 150 of Amendment No. 1.

38.

Please revise your disclosure to include a description of the negotiations relating to the valuation of Grab, including how the amount evolved through the negotiations, and when the final valuation was agreed upon by the parties. Please also provide the details of the “key investment-case” and “valuation related materials and analyses” that were discussed by the board at its meetings in March and April.

In response to the Staff’s comment, the Company has revised its disclosure on pages 151, 152, 153, 156 and 157 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

39.

We note your disclosure on page 140 that “On or around March 5, 2021, AGC engaged J.P. Morgan’s Equity Capital Markets Group and Morgan Stanley as lead placement agents and Evercore and UBS Securities LLC (“UBS”) as its co-placement agents in connection with the PIPE financing.” Here and in your disclosure on page 155, please disclose the fees and any other compensation paid to J.P. Morgan, Morgan Stanley, Evercore, and UBS Securities LLC for placement agent services in connection with the PIPE financing. As a related matter, we note your disclosure that “In light of (i) Morgan Stanley’s role as an underwriter in AGC’s initial public offering, (ii) Morgan Stanley Asia (Singapore) Pte.’s role as co-advisor to Grab in connection with the Business Combination, and (iii) Morgan Stanley’s role as a lead placement agent in connection with the PIPE financing, Grab signed a conflicts waiver letter on March 16, 2021, and AGC signed a conflict waiver letter on March 17, 2021.” Considering that Morgan Stanley performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination, please quantify the aggregate fees payable to Morgan Stanley that are contingent on completion of the business combination.

In response to the Staff’s comment, the Company has revised its disclosure on pages 152, 153 and 170 of Amendment No. 1.

40.

You disclose that the AGC Board did not obtain a third-party valuation or fairness opinion but “reviewed certain financial information of Grab.” Please amend your disclosure to describe the “certain financial information of Grab” considered by the AGC Board and how it supported the Board’s decision to recommend approval of the business combination.

In response to the Staff’s comment, the Company has revised its disclosure on page 157 of Amendment No. 1.

41.

We note your disclosure on page 18 and elsewhere in the filing that “Richard N. Barton, a current director of AGC, is expected to become a director of GHL and in such case would be compensated as a director of GHL.” Please disclose when Mr. Barton negotiated his potential employment with GHL, and whether this negotiation occurred while the parties where negotiating the final terms of the business combination agreement. Please discuss the steps that were taken to review the transaction in light of the potential conflict of interest.

In response to the Staff’s comment, the Company has revised its disclosure on page 152 of Amendment No. 1. In addition, the Company notes the Staff’s reference to Mr. Barton’s “potential employment with GHL” and respectfully clarifies that Mr. Barton is expected to become a director of GHL only, and not an employee of GHL.

42.

We note that Evercore acted as lead financial advisor to Grab, and J.P. Morgan’s M&A Advisory Group and Morgan Stanley Asia (Singapore) Pte. acted as co-advisors to Grab in connection with the business combination. Please revise your discussion in this section to address in greater detail the role that the financial advisors played in the transaction negotiations and valuation discussions. Please clarify whether the financial advisors delivered any reports that were materially related to the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 151, 152, 153, 154 and 155 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

43.

Please expand upon the various matters discussed and considered by the AGC board between March 5, 2021 and the time of the AGC Board approval of the Business Combination Agreement, including the specific financial, tax, intellectual property, technology, regulatory, litigation, corporate (including material contracts), and labor and employment matters considered by the board. Please discuss what specifically was considered with respect to the business and operations of Grab, including any consideration of operations in various geographic regions, potential risks to such operations, and regulatory compliance.

In response to the Staff’s comment, the Company has revised its disclosure on page 155 of Amendment No. 1.

44.

Please revise your disclosure to discuss who selected the potential PIPE investors and what relationship the investors have, if any, with AGC, the sponsor, Grab, or the placement agents in the PIPE financing.

In response to the Staff’s comment, the Company has revised its disclosure on pages 154 and 155 of Amendment No. 1.

45.

Disclose any negotiations relating to the waiver of any surviving remedies against Grab or its equity holders after closing of the business combination to recover for losses as a result of any inaccuracies or breaches of representations, warranties, or covenants of Grab.

The Company respectfully acknowledges the Staff’s comment and clarifies that such terms, which are consistent with most recent transactions of a similar nature, were included in the initial letter of intent proposal circulated by the Company to its potential counterparties. None of the potential counterparties (including Altimeter) raised this provision for negotiation, and as a result the Business Combination Agreement reflected this provision as proposed.

AGC’s Board of Directors’ Reasons for Approval of the Business Combination, page 145

46.

Please describe what the AGC board considered with respect to current information and forecast projections that supported its determination that the transaction was in AGC’s best interest. Please also disclose the selected comparable companies and relevant data about such companies that the board reviewed and how these companies supported the board’s conclusion that the valuation of Grab was attractive.

In response to the Staff’s comment, the Company has revised the disclosure on pages 38, 39, 159 and 160 of Amendment No. 1.

47.	Please specify the risks related to Grab’s business that were considered by the Board.

In response to the Staff’s comment, the Company has revised its disclosure on pages 155 and 161 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

Certain Prospective Operational and Financial Information, page 148

48.

We note your disclosure that “With respect to the financial services segment, after the date of preparation of the Projections, Grab reassessed its revenue recognition conclusions for prior periods with respect to its OVO points program (which resulted in a reduction of $135 million and $204 million from revenues for 2020 and 2019, respectively, with an equivalent reversal under cost of revenue), and Grab is considering how the foregoing and other developments may impact the Projections related to the financial services segment.” Please tell us what consideration your management has given to updating or correcting these projections to present investors with current and reliable disclosure about Grab’s prospective financial performance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 166 of Amendment No. 1.

49.

We note your disclosure in footnote 1 to the table on page 149 that “‘Pre-InterCo’ segment data shown herein includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation, and these figures differ materially from segment data that is presented after elimination of transactions between entities within the Grab group.” However, it appears that the information in the table is not Pre-InterCo data. Please amend your footnotes to clearly identify the entity whose data is presented in the table. Please also amend your narrative disclosure to clarify for investors why you are presenting Pre-InterCo data separately, and to more prominently highlight the difference between projected financial information for Pre-Interco and Grab Group data. Please also indicate how this data was used by the Board in determining to approve the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 157, 159, 163 and 164 of Amendment No. 1 to clarify where Pre-InterCo data is presented and identify the entity for which data is being presented in the table. The Company respectfully advises the Staff that it presented Pre-InterCo data in order to show the extent to which Grab’s offerings are in use across Grab’s platform and ecosystem.

Transaction Fees, page 148

50.

You disclose that the AGC board considered the “substantial transaction fees and expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on AGC’s cash reserves and operating results if the Business Combination is not completed.” Please amend your disclosure to quantify the “substantial transaction fees.”

In response to the Staff’s comment, the Company has revised its disclosure on page 162 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

Interests of AGC’s Directors and Officers in the Business Combination, page 152

51.

You disclose that AGC’s directors and officers have a potential conflict of interest related to the “continued indemnification of AGC’s directors and officers and the continuation of AGC’s directors’ and officers’ liability insurance after the Business Combination (i.e. a ‘tail policy’).” Please briefly describe GHL’s continued obligations to indemnify and maintain a tail policy for AGC’s directors and officers, including the duration of its obligations.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of Amendment No. 1.

Material Tax Considerations

Qualification of the Initial Merger as a Reorganization, page 162

52.

You disclose that the discussion in this section is the opinion of counsel, and that the Initial Merger should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code.” Given that counsel is not providing a firm opinion regarding treatment of the transaction under Section 368(a), please revise to provide the reason for the inability to opine on the material tax consequences. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 179 of Amendment No. 1.

Mobility

Chart 13 Penetration Rate of Ride Hailing over Total Personal Consumption Expenditure on

Land Mobility, page 206

53.

Please amend your disclosure to provide a brief explanation for the sharp decrease in penetration rate for ride hailing in 2020, including an explanation of why you expect the trend to grow consistently after 2020.

In response to the Staff’s comment, the Company has revised the disclosure on pages 223 and 224 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

Grab’s Business, page 211

54.

When presenting non-IFRS measures throughout your filing, whether in tabular form, graphics, or discussions, please present the most directly comparable IFRS measure with equal or greater prominence. Examples of non-IFRS measures being presented with undue prominence include:

•	On page 212, discussion of improved Adjusted EBITDA without similar discussion of equal or greater prominence of the comparable IFRS measure.

•	Bullet points describing impacts to your non-IFRS measures noted throughout MD&A presented prior to, or without similar bullet points describing the impacts to your IFRS measures.

•	On page 281, using terminology such as “Strongest Adjusted EBITDA,” without at least an equally prominent descriptive characterization of the comparable IFRS measure.

•

Tabular presentation on page 286, which includes “Key Business and Non-IFRS Financial Measures” such as Adjusted EBITDA and Total Segment Adjusted EBITDA on a consolidated basis without including the comparable non-IFRS measure(s) with equal or greater prominence.

•	Starting your non-IFRS reconciliations from the non-IFRS measure, as opposed to beginning with the IFRS measure.

Please review your filing to revise for all instances of prominence attributed to non-IFRS financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised the disclosure in the Sections entitled “Grab’s Business” and “Grab Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which begin on pages 230 and 305 of Amendment No. 1, respectively.

55.

From page 213 to 227 you generally describe the benefits of your business model before the business is explained beginning on page 228. Please revise to move “Our Offerings” to the forepart of this section and revise the disclosure to give context as to the relative size of each offering to your business.

In response to the Staff’s comment, the Company has revised the disclosure in the Sections entitled “Grab’s Business” and “Grab Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which begin on pages 230 and 305 of Amendment No. 1, respectively.

Southeast Asia’s Leading Superapp, page 212

56.

We note your disclosure here discussing your financial performance in 2019 and 2020. To provide a more balanced overview of Grab’s operations, amend the disclosure in this section to include a discussion of your net loss for the same periods.

In response to the Staff’s comment, the Company has revised the disclosure in the Section entitled “Grab’s Business,” which begins on page 230 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

Financial services: integral part of our ecosystem, page 215

57.

We note your disclosure that “[i]n the quarter ended March 31, 2021, the number of active Quick Cash loans in Thailand grew seven times, indicating strong demand for such digital instant cash loans as merchant-partners affected by COVID-19 lockdown were seeking quick financing to ease cash flows.” Please disclose whether you expect this trend in demand to continue in future periods, or whether you expect the demand growth to slow as lockdowns are eased.

In response to the Staff’s comment, the Company has revised the disclosure on page 235 of Amendment No. 1.

Our Competitive Advantage

Category Leadership with Recognized and Trusted Brand

Financial Services, page 217

58.

You disclose that “[w]e have dramatically increased the breadth of our payments business, and in 2020, over 40% of GrabPay transaction volumes took place outside of our platform.” Please provide additional detail regarding the GrabPay transaction services that are not facilitated through your platform, including how and where you facilitate these transactions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 254 and 255 of Amendment No. 1.

Our Offerings

Driver-Partner Superapp, page 228

59.

We note your disclosure that “GrabBenefits, our loyalty platform integrated in our superapp, enables us to reward our driver-partners and encourage loyalty. Driver-partners can see which tier they are in and how far they are from the next tier, and they can discover new benefits such as fuel and vehicle maintenance discounts that are available and redeem them.” Please enhance your disclosure to provide additional detail about your benefits platform, including describing the tiers and benefits available for each tier, and how you determine the tiers for driver-partners.

In response to the Staff’s comment, the Company has revised the disclosure on page 236 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

Legal Proceedings, page 253

60.

Please revise your disclosure in this section to provide materially complete disclosure for all proceedings which may have, or have had in the recent past, significant effects on the company’s financial position or profitability, including governmental proceedings pending or known to be contemplated. Ensure that your disclosure for such proceedings explains the specific impact of an outcome or decision that is adverse to Grab.

The Company respectfully advises the Staff that it believes Amendment No. 1 provides materially complete disclosure for all the relevant proceedings that may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. In response to the Staff’s comment, the Company has also revised the disclosure on page 277 of Amendment No. 1. to provide an update on the relevant proceedings.

Regulatory Environment, page 259

61.

Please revise this section to clearly identify the material effects of the regulations discussed on the company’s business. Please indicate whether the company is in compliance with such regulations, and whether there is a known material risk of noncompliance.

In response to the Staff’s comment to update the disclosure to identify the material effects of the regulations discussed on the Company’s business, the Company has revised the disclosure in the Section entitled “Regulatory Environment,” which begins on pages 284 of Amendment No. 1. The Company respectfully advises the Staff that, except as disclosed, it believes it is in material compliance with the referenced regulations and there is not currently a known material risk of noncompliance.

Thailand

Regulations on e-commerce, page 267

62.

We note your disclosure that “[d]ue to the expansion of businesses, Grab must submit an application for the amendment of its commercial certificate to reflect any and all current businesses operated through the Grab platform.” Please clarify when Grab intends to submit this application, and if already submitted, the status of this application.

In response to the Staff’s comment, the Company has added disclosure on page 292 of Amendment No. 1 and confirms that it is planning to submit the relevant application by October 2021, though the application may be delayed due to the COVID-19 situation in Thailand.

Grab Management’s Discussion and Analysis of Financial Condition and Results of Operations General, page 280

63.

Your disclosure from “Our Business Model” on page 292 through “Resilience through Covid-19” appears to describe the nature of your business model and would be more appropriately included in the section titled “Grab’s Business” on page 211. In addition, please revise MD&A to begin with a discussion and analysis of your results of operations under IFRS and move the discussion of key metrics and non-IFRS measures, if any, to follow or support your IFRS-based discussion. The focus of your tabular presentations and discussions should be on your IFRS results, rather than a focus on the changes to your various metrics. Refer to Item 5.A of Form 20-F.

In response to the Staff’s comment, the Company has revised “Grab’s Business,” and “Grab Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, which begin on pages 230 and 305 of Amendment No. 1, respectively.

U.S. Securities and Exchange Commission

September 13, 2021

Recent Developments

Key Metrics for the Three Months Ended March 31, 2021, page 280

64.	Please amend your disclosure to briefly describe how you calculate “take rate.”

In response to the Staff’s comment, the Company respectfully advises the Staff that it has removed the key operational highlights for the three months ended March 31, 2021 from Amendment No. 1 given the inclusion of the discussion of Grab’s condensed consolidated interim financial statements for the six months ended June 30, 2021 and 2020 in “Grab Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which begins on page 305 of Amendment No. 1, and further clarifies that the calculation of “take rate” is described on page 325 of Amendment No. 1.

Key Operational Highlights for the Three Months Ended March 31, 2021, page 281

65.

We note you present non-IFRS measures of “Total Segment Adjusted EBITDA” and “Adjusted EBITDA” on a consolidated basis and for your individual segments as of 3/31/21. Please revise to include reconciliations from the most directly comparable IFRS measure(s) for the interim period in which you present these measures, and to include the IFRS comparable measure(s) with equal or greater prominence in your tabular presentations and discussions of your interim results. Refer Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. In this regard, please tell us why you present unaudited financial information for the three months ended March 31, 2021 here but do not provide interim financial statements for the same period.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has replaced the key financial and operating highlights for the three months ended March 31, 2021 with the discussion of Grab’s condensed consolidated interim financial statements for the six months ended June 30, 2021 and 2020 in “Grab Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which begins on page 305 of Amendment No. 1.

Key Business and Non-IFRS Financial Measures, page 286

66.

You note that MTUs is the number of consumers who have successfully paid for an offering on your platform within a given month. Please disclose, as you do on page 287, that “users” are unique users, and whether you count a user more than once if they conduct transactions that are categorized in different segments (for example, a transaction in Deliveries and a transaction in Mobility). Please also disclose the MTUs for each segment in the financial periods presented so that investors are aware of the trend in each segment, or tell us why you do not believe you are required to do so.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 260, 261, 306 and 322 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

67.

We note that Financial Services contributes disproportionately to GMV as compared to its contribution to revenues and gross billings. Please tell how you consider this disproportionate contribution when evaluating the usefulness of GMV per MTU. Please also clarify whether Financial Services GMV includes non-payments financial services, such as lending, insurance and wealth management. If so, please indicate how you determine the amount of the non-payment service to include in GMV.

In response to the Staff’s comment, the Company has revised the disclosure on page 323 of Amendment No. 1.

Gross Merchandise Value, page 287

68.

We note your disclosure on page 75 that Grab tracks certain metrics, including GMV. Please revise your disclosures, which refer to GMV as an operating measure, to clearly define GMV as a metric and state why the various metrics included in your filing provide useful information to investors. Refer to SEC Release No. 33-10751.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures of GMV to define the metric and state why the metrics included in the filing provide useful information to investors.

Gross Billings and Adjusted Net Sales, page 289

69.

Please revise to remove graphics, tabular presentations, discussions, and references to Gross Billings and Adjusted Net Sales. As these measures exclude the impact of incentives which are reductions to your revenue recorded under IFRS, these measures would appear to represent tailored recognition and measurement methods. Refer to Question 100.04 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

The Company respectfully advises the Staff that presentation of Gross Billings and Adjusted Net Sales were not included with the intent to tailor revenue recognition or measurement methods. Rather, these metrics were included because they are key indicators that Grab management uses to manage its business and, therefore, material to investors. After further consideration of the use of these measures and the inputs, method of calculation, and resultant output of each figure, the Company believes that Gross Billings and Adjusted Net Sales should be disclosed as key operating metrics.

As described in the Company’s filing, Gross Billings represents the total dollar value attributable to the Company from each platform transaction, without any adjustments for incentives paid to driver and merchant-partners or promotions to consumers, over a period of time. Gross Billings captures the total dollar value of the commissions and fees charged by Grab for each transaction on the Company’s platform, without using revenue as an input or reference. This total dollar value is entirely independent of revenue and is not calculated by using revenue as an input or reference, or by making adjustments to revenue. As a result, the Company believes that Gross Billings should be disclosed as an operating metric. The disclosures have been revised to, among other things, define Gross Billings the metric and state why the metrics included in the filing provide useful information to investors.

U.S. Securities and Exchange Commission

September 13, 2021

Similarly, as described in the Company’s filing, Adjusted Net Sales represents Gross Billings less driver and merchant-partner base incentives, over a period of time. Base incentives refer to the amount of incentives paid to driver and merchant-partners up to the amount of commissions and fees charged by Grab from those driver and merchant-partners. Adjusted Net Sales is not calculated by reference to Revenues, an IFRS financial measure. Instead, Adjusted Net Sales is calculated using Gross Billings, an operating metric, as the initial input. Adjusted Net Sales results from making adjustments, or excluding base incentive amounts, from the Gross Billings operating metric. Since Adjusted Net Sales is calculated by reference to an operating metric and not an IFRS financial measure, it is also an operating metric and not a non-IFRS financial measure.

Support for these determinations is included in the definition of “non-GAAP financial measure” in Rule 101 of Regulation G and Item 10(e) of Regulation S-K (emphasis added):

“(1) Non-GAAP financial measure. A non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

(i) Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

(ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

The definition of “non-GAAP financial measures” does not include measures of operating performance that do not have the effect of excluding, including or adjusting a GAAP financial measure. As a threshold matter, in order to qualify as a non-GAAP measure, a financial measure must result from the adjustment of a GAAP measure. Neither Gross Billings nor Adjusted Net Sales meet this requirement, since there is no directly comparable IFRS financial measure from which each metric is derived.

Further, the Company believes that Gross Billings and Adjusted Net Sales represent the type of key quantitative factors noted in SEC Release No. 33-10751 that are necessary for investors to understand and evaluate the Company. Gross Billings and Adjusted Net Sales are specialized, Company-specific operating metrics that provide investors with important information about the Company’s performance and volume of customer transactions. Gross Billings provides a comprehensive view of the total dollar value of the commissions and fees charged by Grab for each transaction on the Company’s platform. This metric enables the Company and investors to evaluate and compare the commissions and fees charged by Grab for each transaction on the Company’s platform over a period of time. The Company presents Gross Billings as a metric to compare, and to enable investors to compare, its aggregate operating results, which captures significant trends in the Company’s business over time. Adjusted Net Sales represents the Company’s Gross Billings minus base incentives for driver and merchant-partners, which the Company plans to reduce over time as the Company grows. The Company presents Adjusted Net Sales as a metric to compare, and to enable investors to compare, its aggregate operating results in the absence of excess incentives, which are intended to be temporary drivers of growth, and which the Company plans to reduce in the future. The Company believes that including Gross Billings and Adjusted Net Sales as key operating metrics in its filings and disclosures is necessary for investors to have a comprehensive and accurate understanding of the Company’s financial condition, changes in financial condition and results of operations.

U.S. Securities and Exchange Commission

September 13, 2021

Finally, the Company has included additional information necessary to provide adequate context for investors to understand the metrics presented, as recommended by SEC Release No. 33-10751. The revised disclosures include: (i) a clear definition of the metric and how it is calculated; (ii) a statement indicating the reasons why the metric provides useful information to investors; and (iii) a statement indicating how management uses the metric in managing or monitoring the performance of the business. The revised disclosures also include relevant estimates or assumptions underlying each metric and its calculation, including those necessary for the presentation of the metric not to be materially misleading.

The Company respectfully advises the Staff that it has revised its disclosure relating to the foregoing in “Grab Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, which begins on page 305 of Amendment No. 1.

GMV per Consumer by Cohort, Indexed to Year 1, page 294

70.	Please revise to disclose the extent to which the “bigger and faster spend” by your consumers has been driven, in part, by incentives.

In response to the Staff’s comment, the Company has revised the disclosure on page 259 of Amendment No. 1.

Platform Consumer Engagement, page 294

71.	Please explain why the cohort information presented includes only spending across mobility, GrabFood, GrabMart, and GrabExpress.

The Company respectfully acknowledges the Staff’s comment and clarifies that the reason the financial services offerings were excluded from the cohort information is because the covered period extends beyond the introduction of the Company’s first financial services offerings. As the contribution of financial services GMV could be larger than the rest of the Company’s segments, the Company deliberately excluded spend on financial services to ensure that the cohort information presents a reasonable representation of the overall spend on mobility and deliveries segments and does not unfairly skew or misrepresent GMV per MTU. The Company has amended the disclosure on page 260 of Amendment No. 1 to explain the foregoing.

U.S. Securities and Exchange Commission

September 13, 2021

Retention Rates for Multi-Offering Users, page 295

72.

We note your narrative disclosure and the chart on page 296, showing your retention rates for customers who use two, three, and greater than three of your offerings. Please balance this disclosure by including the retention rate for single-offering users.

In response to the Staff’s comment, the Company has revised the disclosure on page 261 of Amendment No. 1.

Our Business Segments, page 296

73.

Please revise the graphic and accompanying narrative illustrating the economies of a typical deliveries order on page 297 and a typical ride on page 299 to include consumer incentives and IFRS revenue earned by you. Please ensure that amounts are representative of your actual operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 256 and 257 of Amendment No. 1.

Our ability to optimize driver- and merchant-partner and consumer incentives, page 303

74.

You note that incentives represent a higher proportion of GMV during the initial stages of growth of your business. Please quantify the incentives paid versus GMV in the financial periods presented in the filing. Please also indicate whether period-over-period changes are due to reduced incentives or to growth in GMV in segments where you do not pay incentives, such as financial services.

In response to the Staff’s comment, the Company has revised the disclosure on page 309 of Amendment No. 1.

Comparison of the Years Ended December 31, 2020 and 2019

Revenue

2020 Compared to 2019, page 307

75.

We note from your disclosure on page F-58 that Mobility includes rental income from motor vehicles of $95 million (2019: $140 million). Please revise your discussion of Mobility results to quantify the impacts to your results from your different offerings included within your Mobility segment. Refer to Item 5.A of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 316 of Amendment No. 1.

76.	Please expand your analysis related to finance costs.

In response to the Staff’s comment, the Company has revised the disclosure on page 318 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

Description of the Business Combination, page 326

77.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

In response to the Staff’s comment, the Company has revised its disclosure on page 343 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 329

78.	Please tell us where the transaction adjustments related to the Backstop and PIPE agreement proceeds are recorded in the Pro Forma Statements of Financial Position under a maximum redemption scenario.

In response to the Staff’s comment, the Company has included the Backstop and PIPE subscription agreement proceeds in footnote 3C and 3D on page 351 of Amendment No. 1.

79.

Please tell us your consideration of presenting in a separate column, separate from your transaction adjustments, the adjustments to give effect to the subscription agreements disclosed on page 29. Refer to Item 5 of Form F-4 and Rule 11-02(b)(4) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully clarifies that no consideration was given to classifying the subscription agreements as an autonomous entity adjustment, and as the Company is not a subsidiary of another entity, there is no need to reflect what the registrant would have looked like as a standalone entity (e.g., in a spin-off transaction). The Company further clarifies that although the Company has the option to elect to present management’s adjustments that provide supplemental forward-looking information (Rule 11-02(a)(7)(i)), the subscription agreements are not indicative of forward looking information.

Comparative Per Share Data, page 335

80.	Please revise to include a tabular summary showing how you calculated or determined the weighted average shares outstanding, assuming no redemption and assuming maximum redemption.

In response to the Staff’s comment, the Company has revised the disclosure on page 353 of Amendment No. 1.

Beneficial Ownership of Securities, page 349

81.

Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including any forward purchase securities and the total potential securities that could be issued pursuant to the backstop agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 367, 367 and 369 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 13, 2021

82.	Please disclose the natural person or persons who exercise voting and/or dispositive control with respect to the securities owned by the entities listed in the table.

The Company respectfully acknowledges the Staff’s comment and notes that:

(i) Uber Technologies, Inc. is a public company that is listed on the New York Stock Exchange and is not a controlled company, and thus is not controlled by a natural person for purposes of Item 7 of Form 20-F;

(ii) SB Investment Advisers (UK) Limited (“SBIA UK”) has been appointed as the alternative investment fund manager of SVF Investments (UK) Limited. Investment and divestment decisions for securities held by SVF Investments (UK) Limited are made by the investment committee of SBIA UK which has three voting members. Pursuant to the so-called “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d). See Southland Corp. (July 8, 1987). Because the investment committee of SBIA UK has three individuals, none of which exercises investment or voting control over the Company’s securities (except with respect to the shares in which he or she directly holds a pecuniary interest), none of them should be deemed the beneficial owner of those securities for purposes of such Item 7 and as such no natural person is required to be disclosed;

(iii) Xiaoju Kuaizhi Inc., now known as DiDi Global Inc., is a public company whose American Depositary Shares are listed on the New York Stock Exchange and is not a controlled company, and thus is not controlled by a natural person for purposes of Item 7 of Form 20-F. Marvelous Yarra Limited is an indirect wholly owned subsidiary of DiDi Global Inc. and, like DiDi Global Inc., is not controlled by a natural person for purposes of Item 7 of Form 20-F; and

(iv) Toyota Motor Corp. is a public company whose American Depositary Shares are listed on the New York Stock Exchange and is not a controlled company, and thus is not controlled by a natural person for purposes of Item 7 of Form 20-F.

U.S. Securities and Exchange Commission

September 13, 2021

Audited Consolidated Financial Statements of Grab Holdings Inc. and its subsidiaries

Notes to Consolidated Financial Statements

4.11 Revenue, page F-32

83.

We note you operate a rewards program to encourage use of GrabPay. Please tell us your consideration of disclosing whether participation in the rewards program provides a material right that the consumer would not receive otherwise, thereby giving rise to a separate performance obligation to which a portion of the transaction price must be allocated. Refer to Paragraphs B39 - B40 of IFRS 15.

The Company acknowledges the Staff’s comment and has revised the Company’s financial statement included in Amendment No. 1 to include the following in paragraph 4.11 of the Company’s significant accounting policies: “For loyalty rewards offered to customers as part of revenue transactions, the Group defers a portion of the revenue based on the estimated standalone selling price of the loyalty rewards earned and recognizes the revenue as they are redeemed in future transactions or when the rewards expire.

18 Revenue, page F-57

84.	Please revise to disclose revenues from external customers attributed to material individual foreign countries. Refer to IFRS 8.33(a).

The Company acknowledges the Staff’s comment and has revised the disclosure on page 315 of Amendment No. 1 to provide a breakdown of total revenues by geographic market in accordance with Item 4.B.2 of Form 20-F. The Company respectfully advises the Staff that its geographic markets are Singapore, Malaysia, Vietnam and the Rest of Southeast Asia. This determination of geographic markets is based on the material positive contributions by country in 2020 (the Company also notes that the contributions in 2019 are generally negative across the countries).

General

85.	Please supplementally provide us with a copy of the Euromonitor Report.

In response to the Staff’s comment, the Company will supplementally provide a copy of the Euromonitor Report to the Staff separately.

*        *        *

U.S. Securities and Exchange Commission

September 13, 2021

Please contact Brian V. Breheny at (202) 371-7180, Jonathan B. Stone at +852-3740-4703 or Rajeev P. Duggal at +65-6434-2980 of Skadden, Arps, Slate, Meagher & Flom LLP should you have any questions or require further information.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher Betts, General Counsel, Grab Holdings Inc.

Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan Stone, Skadden, Arps, Slate, Meagher & Flom LLP

Rajeev Duggal, Skadden, Arps, Slate, Meagher & Flom LLP